CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

[redacted]

04010326

Writer's Direct Dial: (212) 225-2014

March 4, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated March 1, 2004, informing that on February 27, 2004, GFBB received an authorization from the Mexican Federal Competition Commission regarding the acquisition by Banco Bilbao Vizcaya Argentaria, S.A.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo A. Chamas

Enclosures.
cc: Daniel Rodriguez Duran (w/o enclosures)

dlw 3/5

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

February 26, 2004

Writer's Direct Dial: (212) 225-3728
E-Mail: jolivova@cgsh.com

VIA POUCH

Mr. Bruno Giri
Cleary, Gottlieb, Steen & Hamilton
Washington Office

Re: SEC Filings: Grupo Financiero BBVA Bancomer; 28394-000

Dear Bruno:

Enclosed please find a letter for immediate filing with the SEC along with the Grupo Financiero BBVA Bancomer's press release, dated March 1, 2004, informing that on February 27, 2004, GFBB received an authorization from the Mexican Federal Competition Commission regarding the acquisition by Banco Bilbao Vizcaya Argentaria, S.A.

Please fax me a receipt copy after the filing is completed. If you have any questions, please do not hesitate to contact me at 212-225-3728 or via e-mail at jolivova@cgsh.com. Thank you for your help!

Sincerely,

Jana Olivova
Corporate Paralegal

BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER INFORMS

Mexico City, March 1, 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") informs that on February 27, 2004, it received the authorization of the Mexican Federal Competition Commission (*Comisión Federal de Competencia*) regarding the concentration notified by Grupo Financiero BBVA Bancomer, S.A. de C.V. concerning the acquisition by Banco Bilbao Vizcaya Argentaria, S.A., by means of an offer to purchase, of the shares representing the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V., which are held by the general public.

In addition, Grupo Financiero BBVA Bancomer, S.A. de C.V. has been informed by Banco Bilbao Vizcaya Argentaria, S.A. that, with such authorization, the conditions regarding governmental authorizations for the offer to purchase are met.

This press release does not constitute an offer of solicitation of any kind of securities.

BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER INFORMA

México, D.F. a 1de marzo de 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") comunica que el 27 de febrero de 2004 recibió la autorización por parte de la Comisión Federal de Competencia respecto a la concentración notificada por Grupo Financiero BBVA Bancomer, S.A. de C.V. consistente en la adquisición por parte de Banco Bilbao Vizcaya Argentaria, S.A., a través de oferta pública, de las acciones representativas del capital social de Grupo Financiero BBVA Bancomer, S.A. de C.V. que están en poder del público inversionista.

Por otra parte, Grupo Financiero BBVA Bancomer, S.A. de C.V. ha sido informado por Banco Bilbao Vizcaya Argentaria, S.A. que con dicha autorización se cumplen las condiciones relativas a autorizaciones gubernamentales previstas para la oferta pública.

Este comunicado no constituye una oferta o solicitación sobre cualquier tipo de acción.